UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40770

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OFG Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 SE 6th Ave., Townsite #2, Suite 105
(No. and Street)

Topeka	KS	66604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Payne	785-233-4071	toddpayne@ofgfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	66606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Payne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OFG Financial Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC, State of Kansas
JUDITH A. DECK
My Appt. Exp. 7/27/26

Notary Public

Signature: Todd Payne

Title: Secretary/Treasurer/CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2025

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Year Ended December 31, 2025

TABLE OF CONTENTS







plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
OFG Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OFG Financial Services, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information (Changes in Liabilities Subordinated to Claims of General Creditors, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as OFG Financial Services, Inc.'s auditor since 2023.
Chicago, Illinois
February 4, 2026

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

	2025
ASSETS	
Cash and cash equivalents:	
Cash	$ 1,513,912
Receivables:	
Commissions and concessions	1,462,121
Clearinghouse deposit	15,000
Prepaid expenses	119,715
Investment - mutual and money market funds, at fair value	675,918
Investment - annuity contract, at fair value	975,392
Operating lease right-of-use asset	88,031
Furniture and equipment, less accumulated depreciation of $ 39,913	1,377
	1,875,433
Total assets	$ 4,851,466

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (cont'd)

December 31, 2025

	2025
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 8,087
Accrued liabilities:	
Commissions	1,042,212
Bonuses	1,652,153
Income taxes	22,541
Operating lease payable	88,031
Total liabilities	2,813,024
Stockholders' equity:	
Common stock - $ 0.0065 par value; authorized 2,500,000 shares, issued and outstanding 500,000 shares	3,250
Additional paid-in capital	163,750
Retained earnings	1,871,442
Total stockholders' equity	2,038,442
Total liabilities and stockholders' equity	$ 4,851,466

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2025

	2025
Revenues:	
Commissions, concessions and fees	$ 16,698,179
Management and investment advisory fees	2,233,121
Interest	195,514
Realized gain on mutual fund investments	22,797
Unrealized gain/(loss) on mutual fund investments	2,156
	19,151,767
Expenses:	
Employee compensation and benefits	2,630,808
Commissions	15,176,150
Clearing charges	58,893
Operating lease expense	72,608
Technology and communications	276,732
Promotional costs	311,805
Supplies	18,628
Payroll and other taxes, other than income taxes	119,788
Depreciation	8,258
Other operating expenses	364,668
	19,038,338
Income before income taxes	113,429
Provision for income taxes	38,101
Net income	$ 75,328

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2025	$ 3,250	$ 163,750	$ 1,796,114	$ 1,963,114
Net income	-	-	75,328	75,328
Balance at December 31, 2025	$ 3,250	$ 163,750	$ 1,871,442	$ 2,038,442

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

	2025
Cash flows from operating activities:	
Net income	$ 75,328
Adjustments to reconcile net income to net cash	
used in operating activities:	
Depreciation	8,258
Realized gain on mutual fund investments	(22,797)
Unrealized gain on mutual fund investments	(2,156)
Changes in assets and liabilities:	
Receivables	(193,949)
Prepaid expenses	23,456
Accounts payable	3,759
Accrued liabilities	(93,793)
Net cash used in operating activities	(201,894)
Cash flows from investing activities:	
Sale of mutual fund investments	740,996
Purchase of guaranteed interest account	(37,515)
Net cash provided by investing activities	703,481
Net increase in cash and cash equivalents	501,587
Cash and cash equivalents, beginning of year	1,012,325
Cash and cash equivalents, end of year	$ 1,513,912

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 9,660
Cash paid on operating leases	$ 72,608

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes 23 states. A substantial part of commissions and concessions revenue is generated through one investment/insurance custodian, Security Benefit, which accounts for approximately 39% of the Company's revenue.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the standards of the SEC and FINRA.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investments and Fair Value Measurement

The Company's investments are measured at fair value on a recurring basis. Valuation techniques used to measure fair value are prioritized into the following hierarchy:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Quoted prices for similar assets in active or inactive markets, or inputs derived from observable market data by correlation such as appraisals or other means such as calculations based on contractual rates and published tables.

Level 3 Unobservable inputs that reflect management's assumptions and best estimates based on available data.

The Company's investment in a flexible premium deferred variable annuity contract is carried at the fair value determined by the insurance company (Level 2 measurements). Management further evaluates Level 2 measurements by determining other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs, such as interest rates and yield curves, that are observable at commonly quoted intervals. The underlying investment in the annuity is a guaranteed interest account. The

1 - Organization and Summary of Significant Accounting Policies (Continued)

Investments and Fair Value Measurement (Continued)

guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

The Company's investments in mutual funds and money market funds are carried at fair value determined by quoted prices in active markets for identical assets (Level 1 measurements).

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under finance leases are capitalized and amortized over a period equal to the shorter of the estimated useful life of the assets or the applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in the statement of income. Depreciation expense for the year ended December 31, 2025 was $ 8,258.

Common Stock

The Company's common stock was recapitalized in 2025, to 2,500,000 shares authorized and to 500,000 shares issued and outstanding. The par value of the common stock is $.0065 per share.

Revenue Recognition

Revenue is recognized when control of the goods and services provided are transferred to customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services, using the following steps: (1) identify the contract, (2) identify the performance obligations, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue as or when the Company satisfies the performance obligations. The Company typically recognizes

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1 - Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

revenue for professional services at the point in time the related performance obligations are satisfied.

The Company's revenue from contracts with customers includes commissions and concessions, 12b-1 fees, and fees from asset management and investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a given point in time or over time.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions and related clearing expenses are recorded on the trade date since this is the date when pricing is agreed upon and risks and rewards of ownership have been transferred to/from the customer, thereby satisfying the Company's performance obligation. For direct business, commissions and concessions and 12b-1 fees are recorded as revenue once the investment custodian confirms that payment has been received and/or the commission, concession, or 12b-1 fee is earned. 12b-1 fees have variable considerations, such as the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, and the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

The Company provides management and investment advisory services to customers on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Management and investment advisory fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in the preceding period, which are distinct from the services provided in other periods.

1 - <u>Organization and Summary of Significant Accounting Policies (Continued)</u>

<u>Revenue Recognition (Continued)</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory services. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), which uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies, and the activities of the Company and one segment are outlined in the accompanying Statement of Income.

Categories of revenues are as follows:

Mutual fund commissions	$ 8,753,991
Variable annuity commissions	7,765,093
Fixed annuity and insurance commissions	82,236
Trade execution commissions	58,382
Investment advisory fees	2,233,121
529 Plan commissions	38,477
Interest and other investment income	220,467
Total revenues	$19,151,767

<u>Leases</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an

1 - Organization and Summary of Significant Accounting Policies (Continued)

Leases (Continued)

index or a rate. The discount rate is the implicit rate if it is readily determinable, or otherwise the Company uses SOFR plus a spread. The implicit rate of the Company's lease is not readily determinable and accordingly the Company uses SOFR plus a spread based on the information available at the commencement date for the lease. The Company's discount rate for a lease is an estimate of the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election to account for each separate lease component of a contract and its associated non-lease components as separate components, and therefore the Company only includes the fixed lease component in the measurement of the ROU asset and lease liability.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Income Tax Matters (Continued)

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure ("ASU 2023-09"), which enhances the transparency and usefulness of income tax disclosures. The Company adopted ASU 2023-09 as of December 31, 2025 and there were no significant impacts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Cash and Cash Equivalents

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. As of December 31, 2025, money market funds held by the Company were $39,390.

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2025. The Company believes there is minimal credit risk relative to its cash.

3 - Investments

The Company's investments are stated at fair value and consist of the following:

	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$ 636,528	$ 636,528	$ -	$ -
Money market funds	39,390	39,390		
Annuity contract	975,392	-	975,392	
Total	$ 1,651,310	$ 675,918	$ 975,392	$ -

The Company is the beneficiary of an annuity contract purchased through Security Benefit Life Insurance Company. The annuity pays interest at a guaranteed rate of 3.0%. Contract value represents principal and interest earned to date, which approximates both the cost and the fair market value of the contract. There has been no change to the valuation technique during 2025.

The Company owns mutual fund investments, carried at fair value, through a brokerage account. The mutual funds chosen are balanced funds and income-generating bond funds, with the intention to earn interest and returns on the investments over time. At December 31, 2025, the cost basis of the money market and mutual fund investments is $647,175, and the cumulative unrealized gain on these investments is $28,743.

4 - Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company has classified this lease as an operating lease. Payments due under the lease contract include escalating fixed payments. As for most leases, the implicit discount rate is not readily determinable, and the Company uses a discount rate based on SOFR plus a spread, determined to be 6%, which represents the weighted-average discount rate for the Company's operating lease. The weighted-average remaining lease term for the Company's operating lease is 1.5 years.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2027, with no options to extend the lease, no purchase options, and no options to terminate the lease. Operating lease expense in 2025 for the office space lease was $ 72,608.

4 - Leases (Continued)

Future minimum operating lease payments are as follows:

2026	75,048
2027	37,710
Total undiscounted lease payments	112,758
Less: Imputed interest	(24,727)
Total operating lease payable	$ 88,031

5 - Employee Benefit Plan

The Company sponsors a 401(k) profit-sharing plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 15% of employee compensation for all twelve months of 2025. Both employee and employer contributions are 100% vested upon payment into the plan. For the year ended December 31, 2025, the Company contributed $ 248,024 into the plan. These contributions are included in employee compensation and benefits on the statement of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2025, due to the following:

Computed "expected" tax expense (21%)	$ 23,820	21.0%
Increase (decrease) in income taxes resulting from:		
Nondeductible expenses	11,623	10.2%
Other	(4,611)	-4.0%
Depreciation	735	0.6%
State income taxes, net of federal tax benefit	6,534	5.8%
Provision for income taxes	$ 38,101	33.6%

Federal and state and local income taxes are as follows:

Federal	$ 29,830
State and local	8,271
Provision for income taxes	$ 38,101

The Company has determined deferred tax assets or liabilities are not significant at December 31, 2025.

7 - Related Party Transactions

For 2025, the Company received $7,750 per month pursuant to a Common Paymaster Agreement with an affiliated corporation to compensate for employee payroll expenses. The Company also received $ 1,250 per month from the affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including salaries, rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2025 were:

Net capital	$ 846,431
Minimum net capital requirements	181,666
Aggregate indebtedness	2,724,993
Aggregate indebtedness to net capital ratio	3.22 to 1

9 - Commitments and Contingencies

At December 31, 2025, the Company is not aware of any commitments or contingencies related to the normal course of business for the Company that would require additional disclosure in the financial statements. Commitments for operating leases are fully disclosed in Note 4 to the financial statements.

10 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2025

No such liabilities exist at December 31, 2025.

See independent auditor's report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

Aggregate indebtedness		$ 2,724,993
Net capital:		
Credit items:		
Common stock	$	3,250
Additional paid-in capital		163,750
Retained earnings		1,871,442
		2,038,442
Debit items:		
Nonallowable assets:		
Investment - annuity contract, at fair value		975,392
Property and equipment, net		1,377
Prepaid expenses		119,715
Haircut on mutual funds		95,527
		1,192,011
Net capital		846,431
Capital requirements (6⅔ % of aggregate indebtedness)		181,666
Capital in excess of requirements	$	664,765

Ratio of aggregate indebtedness to net capital is 3.22 to 1.

There are no material differences between the preceeding computations and the Company's corresponding unaudited Part II Form X-17A-5 as of December 31, 2025.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2025

COMPUTATION OF NET CAPITAL

Not applicable.

RESERVE REQUIREMENTS

Not applicable.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
OFG Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which OFG Financial Services, Inc. (the "Company") stated that:

(1) The Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the "exemption provision"). In this, OFG Financial Services, Inc. stated that OFG Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2025 without exception.

(2) The Company is also filing an exemption report in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because its other business activities are limited to proprietary trading and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to exemption provisions under (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
February 4, 2026





OFG
FINANCIAL SERVICES, INC.
SPECIALIZING IN RETIREMENT AND INVESTMENT PLANNING
MEMBER FINRA/SIPC

OFG Financial Services, Inc.'s Exemption Report

OFG Financial Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2025 without exception.
- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading and effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OFG FINANCIAL SERVICES, INC.

I, Todd Payne, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Todd Payne

Title: Secretary / Treasurer / CFO



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

To the Board of Directors
OFG Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of OFG Financial Services, Inc. (the "Company") is responsible for its Form SIPC-7 and compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to the procedures performed and acknowledged that they are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to the procedures performed and acknowledged that they are appropriate for its intended purpose. No other parties have agreed to and acknowledged the appropriateness of the procedures. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report, and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

(2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS REPORT) for the year ended December 31, 2025 with amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, noting no differences

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related workpapers supporting the adjustments, noting no differences

(5) Compared the amount of any overpayment applied to the current assessment with Form SIPC-7, on which it was originally computed

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



To the Board of Directors
OFG Financial Services, Inc.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 4, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
OFG FINANCIAL SERVICES INC	8-40770

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 19,151,767.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 19,151,767.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 16,639,797.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 58,893.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 2,156.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 16,700,846.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 2,450,921.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 3,676.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 1,304.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,304.00		
	d	Add lines 11a through 11c		$ 1,304.00	
12		**LESSER** of line 10 or 11d.			$ 1,304.00
13	a	Amount from line 8		$ 3,676.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 1,304.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 2,372.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 2,372.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-40770	DEA: FINRA	2025	Dec

MEMBER NAME OFG FINANCIAL SERVICES INC
MAILING ADDRESS TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA, KS 66603-3515

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

OFG FINANCIAL SERVICES INC
(Name of SIPC Member)

TODD MATTHEW PAYNE
(Authorized Signatory)

1/22/2026
(Date)

toddpayne@ofgfinancial.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.